Kwame Palace LLC
Unaudited Financial Statements For The Years Ended December 31

BALANCE SHEET
KWAME PALACE LLC
FOR THE YEARS ENDED DECEMBER 31
ASSETS

CURRENT ASSETS	2017	2016	2015
Cash	$10,646	$7,450	$5,450
Accounts Receivable			
Inventory	$200,000	$213,000	$140,399
TOTAL CURRENT ASSETS	$210,646	$220,450	$145,849
NON-CURRENT ASSETS			
Property and Equipment	$54,780	$29,780	$5,200
TOTAL NON-CURRENT ASSETS	$54,780	$29,780	$5,200
TOTAL ASSETS	$265,426	$250,230	$151,049

LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short term loan Payable	$15,000	$7,500	$2,734
TOTAL CURRENT LIABILITIES	$15,000	$7,500	$2,734
NON-CURRENT LIABILITIES			
Notes Payable	$64,500	$75,000	$16,674
TOTAL NON-CURRENT LIABILITIES	$64,500	$75,000	$16,674
TOTAL LIABILITIES	$79,500	$82,500	$19,408
SHAREHOLDERS' EQUITY			
Retained Earnings	-$52,020	-$52,020	-$55,725
Capital stock	$234,946	$219,750	$187,366
TOTAL SHAREHOLDERS' EQUITY	$182,926	$167,730	$131,641
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$262,426	$250,230	$151,049

Unaudited- See accompanying notes

INCOME STATEMENT

KWAME PALACE LLC

FOR THE YEARS ENDED DECEMBER 31

	2017	**2016**	**2015**
Operating Income			
Sales	$135,200	$124,485	$113,981
Cost of Goods Sold	-$40,500	-$43,631	-$39,814
Gross Profit	$94,700	$80,854	$74,167
Operating Expense			
Advertisement and promotions	$10,500	$8,200	$5,605
Amortization expense	$99	$99	$99
Contract Labor	$1,550	$1,522	$1,883
Donation	-	-	$5,680
National registration Fee	$219	$219	$219
Van lease	$6,048	$6,048	-
Insurance Expense	$6,228	$6,228	$4,252
Interest Expense	$8,599	$7,599	$1,664
Office, Supplies	$150	$152	$144
Professional Fees	-	-	$360
Rent expense	$9,360	$9,360	$6,750
Repairs & Maintenance	$220	$220	$802
Suppliers	$1,250	$1,059	$3,895
Telephone & Internet Expense	$3,613	$3,613	$3,613
Trade shows	$10,520	$9,153	$7,653
Travel	$6,005	$5,255	$4,785
Web hosting	$2,250	$612	$612
Total Operating Expense	$66,611	$59,339	$48,016
Net Income from Operations	$28,089	$21,515	$26,151

Unaudited- See accompanying notes

STATEMENT OF CASH FLOWS

KWAME PALACE LLC

FOR THE YEARS ENDED DECEMBER 31

	2017	**2016**	**2015**
Cash Flows From Operating Activities			
Net Income For The Period	$28,089	$21,515	$26,151
Change in interest payment	-$1,000	-$5,935	-
Change in Inventory	$13,000	-$72,601	-
Change in Payables		-	-
Change in Receivables	-	-	-
Change in Taxes Payable	-$986	$695	-$3,173
Net Cash Flows From Operating Activities	$39,103	-$56,326	$22,978
Cash Flows From Investing Activities			
Vehicle purchased for trade shows in US	-	-	-$5,200
Infrastructure improvements to workshop, Gh	-	-	-$17,778
Land development for factory, Gh	-$25,000	-	-
Net Cash Flow From Investing Activities	-$25,000	-	-$22,978
Cash Flows From Financing Activities			
Loan used for inventory	-	$58,326	-
Loan repayment	-$10,500	-	-
Net Cash Flows From Financing Activities	-$10,500	$58,326	-
Cash at Beginning of Period	$7,043	$5,450	$5,450
Net Increase (Decrease) In Cash	$3,603	$2,000	$0
Cash at End of Period	$10,646	$7,450	$5,450
Non-Cash investing and Cash financing activities			
Purchase of land in Ghana for factory develop		$35,000	
Vehicle for transporting employees in Ghana		$4,780	
Inventory re-finance loan		$16,674	

Unaudited- See accompanying notes

NOTE 1- ORGANIZATION AND NATURE OF ACTIVITIES
Kwame Palace LLC. ("the Company") is a limited liability company formed under the laws of the State of Texas. The Company generates revenue from the sale of footwear which they manufacture in Ghana, West-Africa.

The Company will conduct a crowdfund offering in the month of December 2017 for the purpose of raising capital to upgrade its factory in Ghana and any additional raised capital outside of the minimal target will go towards operating capital.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Approximations:
The preparation of financial statements requires management to make approximations and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those approximations.

Cash and Cash Equivalents:
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables:
Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. At the moment, the company receives cash immediately upon each sale and therefore no accounts receivables are recorded.

Account Payables:
Accounts payables are money owed by the company to its suppliers. At the moment the company pays cash for supplier's activities. Consequently, no account payables are recorded.

Inventory:
The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Cost of Goods Sold:
Cost of Goods Sold includes costs of producing our footwear in Ghana (labor, materials, facility cost, shipping cost to US and cost of defective product there return for reproduction) and all applicable US duties taxes.

Cash Flows from Investing and Financing Activities:

All non-cash company investment came from founder. Company secured small business administration loan for financing inventory.

NOTE 3- INCOME TAXES:
The company is an S-Corporation. In lieu of corporate taxes, the Stockholders of the Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, payable taxes are based on federal income taxes paid by Stockholders.

NOTE 4- COMPENSATION:
Currently founder and vice president do not receive any compensation. Graphic designer and Chief Branding Officer are paid by tasks performed.